

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2012

Via E-mail
Farshid Raafat
Chief Executive Officer, President, and Director
American Boarding Company
358 Frankfort Street
Daly City, California 94014

>   **Re: American Boarding Company**
>   **Amendment No. 4 to Registration Statement on Form S-11**
>   **Filed November 2, 2012**
>   **File No. 333-180838**

Dear Mr. Raafat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our comment letter dated October 22, 2012. Please revise your disclosure to indicate the extent to which you propose to engage in any of the following types of activities and describe whether such policy may be changed without a vote of security holders:

- To issue senior securities;

- To borrow money;

- To make loans to other persons;

- To invest in the securities of other issuers for the purpose of exercising control;

- To underwrite securities of other issuers;

- To engage in the purchase and sale (or turnover) of investments;

- To offer securities in exchange for property;

- To repurchase or otherwise reacquire your shares or other securities; and

- To make annual or other reports to security holders, indicating the nature and scope of such reports and whether they will contain financial statements certified by independent public accountants.

Refer to Item 12 and Instruction 1 of Form S-11.

2.   We note your response to comment 2 of our letter dated October 22, 2012 and your revised disclosure. You state that your acquisition of the specific foreclosed property is not probable. In light of this uncertainty, please revise your disclosure to not identify specific properties that you may acquire if such acquisitions are not probable.

Unaudited Financial Statements, page F-12

3.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief